April 11, 2025

Jeremy Allaire
Chairman and Chief Executive Officer
Circle Internet Group, Inc.
One World Trade Center
New York, NY 10007

       Re: Circle Internet Group, Inc.
           Registration Statement on Form S-1
           Filed April 1, 2025
           File No. 333-286310
Dear Jeremy Allaire:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 27, 2025 letter.

Registration Statement on Form S-1
Prospectus summary
Recent Developments, page 24

1. We note your intent to provide preliminary statement of operations information and non-GAAP information in ranges, as well as key operating data for the first quarter of
       2025 without any apparent indication of narrative disclosure discussing the results of your operations. When available, please revise your intended disclosure to address any apparent trends indicative in your preliminary results and explain the variations in significant line items over the results from the prior year period. Risk factors, page 34

2.     In the risk factors at pages 39     41 captioned "Absent federal
regulations, there is a
       possibility that Circle stablecoins may be classified as 'securities' " and "If Circle
 April 11, 2025
Page 2

       stablecoins were classified as 'securities'   ," please remove the
statements that "the
       SEC has not objected" and "the SEC has not challenged," respectively, the Company's assessment that Circle stablecoins are not offered and sold as "securities" under the
       U.S. federal securities laws. Also, please make corresponding revisions to your disclosure in the second full paragraph on page 154. In addition, in the risk factor at page 64 captioned "If we were deemed to be an investment company under the 1940
       Act, applicable restrictions likely would make it impractical for us to continue our business as currently contemplated," please remove the statement that "the SEC has not objected" to the Company's analysis of its status under the Investment Company
       Act of 1940.
Management's discussion and analysis of financial condition and results of operations
Key components of revenue and expenses
Distribution, transaction, and other costs
Distribution and transaction costs, page 101

3. We note your revision in the disclosure about the computation of the payment to
       Coinbase under the Collaboration Agreement to incorporate a "residual payment base." Please revise your disclosure regarding romanette (ii) as the parenthetical phrase added since your last draft registration statement submission appears to indicate that the amount of the payment associated with romanette (ii) is calculated after deducting the amount derived from romanette (ii).
Results of operations, page 104

4. We note that reserve income increased $230.5 billion or 16.1 % in 2024 from 2023 with approximately 10 percentage points attributable to the 9% increase in average
       USDC in circulation and approximately 6 percentage points attributable to the 25 basis point increase in average yields. Excluding the 10% increase in distribution and transaction costs of $74.1 million primarily attributable to the Binance one-time fee, distribution costs paid to Coinbase increased 31% or approximately $216.6 million primarily attributable to the 10 percentage point increase in the
       weighted-average USDC in circulation held on Coinbase's platform. Given the mechanics of the payments underlying your Coinbase Collaboration
Agreement
       disclosed on page 101, and that it appears that there is a trend of Coinbase holding more USDC on its platform at an increasing rate than you do on your platform, it appears that Coinbase will be allocated a larger portion of your reserve income in the form of distribution costs than you retain. Please tell us your consideration for disclosing the impact of this apparent trend in your historical results of operations discussion as well as the anticipated future impact. In this regard, it appears that the rate of increase in distribution and transaction costs will exceed the rate of any increase in reserve income. Refer to Items 303(a) and 303(b)(2)(ii) of Regulation S-K.
Liquidity and capital resources, page 113

5. We note your response to prior comment 1 and your revised disclosures on pages 99 and 114. Given the breadth of your policy notes, please enhance the reference to Note
       2 on page 114 to specify the "Deposits from Stablecoin Holders" policy note. In addition, consistent with your disclosure on page F-16, revise your disclosure here to
 April 11, 2025
Page 3

       indicate that corporate-held stablecoins are utilized and presented in the consolidated statements of cash flows in the same manner as if such payments were settled in cash.
Circle Internet Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 2. Summary of significant accounting policies
Deposits from Stablecoin Holders, page F-16

6. We note your response to prior comment 1 and your revised disclosures on page F-16.
       Please revise the penultimate sentence of the first paragraph of this policy note to indicate, in part, that when you make payments in the form of corporate-held stablecoins, the cash associated with these stablecoins is then reflected as Cash and cash equivalents segregated for the benefit of stablecoin holders, not corporate-held stablecoins, consistent with your response to comment 42 of your August 6, 2024 letter. Otherwise explain to us why your revised disclosure effectively maintains the corporate-held stablecoin cash balance when a third party then holds the stablecoin.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638
if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-
3758 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Richard D. Truesdell, Jr.